Exhibit 99.1

IMRIS Announces Closing of Private Placement Offering of Units

MINNEAPOLIS, Dec. 24, 2014 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") today announced it has closed the private placement offering of 10,563,380 units at an offering price of US$0.284 per unit. Each unit (the "Units") consists of one common share of the Company (the "Common Shares") and one and a quarter common share purchase warrants (the "Warrants").  Each whole Warrant is exercisable into one Common Share during the period starting on the day that is four months from the date of issue and ending on the day that is five and a half years from the date of issue at an exercise price per common share of US$0.3692.  The gross proceeds to IMRIS in connection with the offering are US$3.0 million.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 61 leading medical institutions around the world.

Cautionary Note Regarding Forward-Looking Statements

This press release may contain or refer to forward-looking information based on current expectations, including but not limited to statements or assumptions about IMRIS' ability to collect accounts receivable expediently or at all, IMRIS' growth prospects, and any other statements regarding the IMRIS' objectives (and strategies to achieve such objectives), future expectations, beliefs, goals or prospects. In some cases, forward-looking statements can be identified by terminology such as "anticipate", "may", "expect", "believe", "prospective", "continue" or the negative of these terms or other similar expressions concerning matters that are not historical facts. These statements should not be understood as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that actual results will be consistent with such statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

SOURCE IMRIS Inc.

%CIK: 0001489161

For further information: Jeffery Bartels, Director-Finance, IMRIS Inc., Tel: 763-203-6328, Email: jbartels@imris.com

CO: IMRIS Inc.

CNW 11:57e 24-DEC-14